July 10, 2025

Ronald B. Kocak
VP Controller and Principal Accounting Officer
RenovoRx, Inc.
2570 West El Camino Real, Suite 320
Mountain View, California 94040

       Re: RenovoRx, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Form 10-Q for the quarterly period ended March 31, 2025 File No. 001-40738
Dear Ronald B. Kocak:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Controls and Procedures, page 87

1.     We note your annual report does not include a report of management   s
assessment
       regarding internal control over financial reporting ("ICFR") due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Since you were required to file or filed an annual report for the prior year,
       it appears you are required to report on your management   s assessment
of ICFR.
       Please confirm that you will revise your future filings to provide management's conclusion regarding the effectiveness of your internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.
Form 10-Q for the quarterly period ended March 31, 2025
Item 2: Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
 July 10, 2025
Page 2

Research and Development, page 21

2. You disclose that you expect research and development expenses to increase during
       2025 as you continue your commercialization activities for your RenovoCath device.
       Please tell us the extent to which the amounts reported as research and development expense during the recent periods related to commercialization activities, and explain how commercialization costs meet the definition of research and development expense under ASC 730-10-20.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences